

SOCIAL CHAINS

**SOCIAL CHAINS INC
FINANCIAL STATEMENTS
AND INDEPENDENT ACCOUNTANT'S
REVIEW REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2018**

SOCIAL CHAINS INC

TABLE OF CONTENTS



11211 Katy Freeway Ste 690, Houston, TX 77079

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Social Chains Inc
Houston, TX

We have reviewed the accompanying financial statements of Social Chains Inc (the Company), which comprise the balance sheet as of December 31, 2018, and the related statements of income, stockholders' deficit, cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

XQ CPA PLLC

XQ CPA PLLC
Houston, TX
July 15, 2019

SOCIAL CHAINS INC
BALANCE SHEET
DECEMBER 31, 2018

	2018	2017*
ASSETS		
Current assets		
Cash	$ 48,573	$ -
Total current assets	48,573	-
Other assets		
Website development costs	3,522,589	-
Total other assets	3,522,589	-
TOTAL ASSETS	$ 3,571,162	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Long-term liabilities		
Notes payable	$ 3,600,000	-
Total long-term liabilities	3,600,000	-
Total liabilities	3,600,000	-
Stockholders' deficit		
Common stock, $1 par value, 10,000 shares authorized; 5,100 shares issued and outstanding	5,100	-
Retained earnings	(33,938)	-
Total stockholders' deficit	(28,838)	-
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 3,571,162	$ -

***** Not reviewed as the Company was incorporated in 2018.

See accompanying notes to financial statements.

2

SOCIAL CHAINS INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2018

	<u>2018</u>	<u>2017</u>*
Revenue	$ -	$ -
Expenses		
Advertising and marketing	15,181	-
Bank charges	172	-
Contract labor	3,657	-
Dues and subscriptions	4,033	-
Legal and professional	1,225	-
Meals and entertainment	727	-
Office expense	3,155	-
Travel	5,788	-
Total expenses	33,938	-
Net loss	$ (33,938)	$ -

* Not reviewed as the Company was incorporated in 2018.

See accompanying notes to financial statements.

3

SOCIAL CHAINS INC
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018	2017*
Common stock		
Balance at beginning of year	$ -	$ -
Stock issued (Note 5)	5,100	-
Balance at end of year	5,100	-
Retained earnings		
Balance at beginning of year	-	-
Net loss	(33,938)	-
Balance at end of year	(33,938)	-
Total stockholders' deficit	$ (28,838)	$ -

* Not reviewed as the Company was incorporated in 2018.

See accompanying notes to financial statements.

4

SOCIAL CHAINS INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018	2017*
Cash flows from operating activities		
Net loss	$ (33,938)	$ -
Net cash flows provided by operating activities	(33,938)	-
Cash flows from investing activities		
Social media platform development costs	(3,522,589)	-
Net cash flows used by investing activities	(3,522,589)	-
Cash flows from financing activities		
Issuance of stock	5,100	-
Proceeds from notes payable	3,600,000	-
Net cash flows provided by financing activities	3,605,100	-
Net increase in cash	48,573	-
Cash at beginning of year	-	-
Cash at end of year	$ 48,573	$ -

* Not reviewed as the Company was incorporated in 2018.

See accompanying notes to financial statements.

SOCIAL CHAINS INC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

This summary of significant accounting policies of Social Chains Inc (the Company) is presented to aid in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

NOTE 1 – BACKGROUND

The Company is organized as a Texas C-corporation on February 15, 2018 by President Srinivasa Katta and Vice-President Radha Vudumula.

The Company was created in response to a fundamental lack of trust where user data is being exploited over the internet. The Company strives to build and promote a safer and ethical online social platform that would encourage and allow more people to experience and benefit from using online networking and online transactions. In addition, management represented that the Company currently rewards its advisors, managers and subscribers in Cryptocurrency.

NOTE 2 – RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties frequently encountered by companies in the emerging growth stages of development. Such risks and uncertainties include, but are not limited to, the lack of available capital, an evolving business model, the management of rapid growth, and general economic challenges in the online social media industry. To address these risks, the Company must, along with other things, gain access to capital in amounts and on terms acceptable to the Company; maintain and increase the number of its subscribers; implement and successfully execute its business and marketing strategies; continue to develop and upgrade its technology; provide a meaningful user experience; and attract, retain, and motivate qualified personnel.

There can be no guarantee that the Company will be successful in addressing such risks.

NOTE 3 – BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Consequently, revenues are recognized when earned and expenses and purchases of assets are recognized when the obligation is incurred.

NOTE 4 – SOCIAL MEDIA PLATFORM DEVELOPMENT COSTS

The Company's intangible asset relates to costs incurred for development of its social media platform. These costs are capitalized and will be amortized over a 15-year period and expensed to operations for tax purposes according to the Internal Revenue Code. There was no amortization expense during 2018 as the software will not be released to the public until the end of 2019.

The Company evaluates the recoverability of identifiable social media platform development costs whenever events or changes in circumstance indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, a significant decrease in the market value of an assets, a significant adverse change to the extent or matter in which an asset is used, or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

NOTE 5 – COMMON STOCK

The Company has 10,000 shares of authorized capital stock, consisting of shares of common stock with a par value of $1.

During 2018, the Company issued 5,100 shares of common stock (4,590 shares to Srinivasa Katta and 510 shares to Radha Vudumula) in exchange for funds to be used to pay for operational expenses. The Company has no shares of preferred stock outstanding.

NOTE 6 – INCOME TAXES

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. Income taxes are not provided for the tax effects of transactions reported in the financial statements because management does not believe there are any uncertain positions as of the balance sheet date that would affect the overall financial statements.

NOTE 7 – USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 8 – LONG-TERM DEBT

The following schedule sets forth information on long-term debt at December 31, 2018:

	Effective rate	Amount
Note payable – iServiceGlobe Inc; due on annual basis (note a); matures October 1, 2021	N/A	$ 3,500,000
Note payable – Andrew Nobbay; due on maturity date of August 31, 2021 (note b);	6%	$ 50,000
Note payable – Srinivas Sunkavally; due on maturity date of August 31, 2021 (note c);	6%	$ 50,000

Note payable (note a)

On September 9, 2018, the Company entered into a bill of sale and financing agreement to purchase an intangible asset with a consideration of $3,500,000. The payment term requires the Company to make annual repayments over a term of three years commencing October 1, 2018. Annual repayments will vary depending on its earnings and repayments are only applicable if and when its EBITDA (earnings before interest, tax, depreciation and amortization) exceeds $200,000 for a quarter. The financing agreement shall expire on October 1, 2021.

NOTE 8 – LONG-TERM DEBT (Continued)

Note payable (note b)

On September 21, 2018, the Company entered into a convertible promissory note of $50,000. The payment term requires the Company to repay the principal, plus 6% interest per annum, in part or full at any time over a term of three years commencing September 21, 2018. The note shall expire on August 31, 2021. The lender has the option to convert this note to the appropriate number of shares of common stock by the maturity date.

Note payable (note c)

On September 25, 2018, the Company entered into a convertible promissory note of $50,000. The payment term requires the Company to repay the principal, plus 6% interest per annum, in part or full at any time over a term of three years commencing September 25, 2018. The note shall expire on August 31, 2021. The lender has the option to convert this note to the appropriate number of shares of common stock by the maturity date.

NOTE 9 – RELATED PARTY TRANSACTIONS

The bill of sale and financing agreement of $3,500,000 was established with iServiceGlobe Inc, a corporation owned by the President of the Company.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared based on the assumption that the Company will continue as a going concern. As of December 31, 2018, cash was $48,573.

At the time of this report, there is no reason for the Company to believe that there is any significant uncertainty that the Company was unable to continue as a going concern due to the fact that the stockholders of the Company have been able to obtain the necessary financial support from its related party and other third parties to enable the Company to meet its obligations as and when they fall due and to continue as a going concern in the foreseeable future.

Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the Company was unable to continue as a going concern.

NOTE 11 – SUBSEQUENT REVIEW

Management has evaluated subsequent events through July 15, 2019, which is the date the financial statements were available to be issued. Subsequent to year-end, the Company issued additional 4,900 shares of common stock in exchange for funds to be used to pay for operational expenses.

Other than the abovementioned, no other subsequent events have occurred through that date of this report that would have a material impact on the financial statements.